August 2020 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services Q2’20 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the potential impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC. 2

Agenda Welcome Q2’20 Operating Results S.J. Cheng Q2’20 Financial Results Silvia Su Q3’20 Business Outlook S.J. Cheng Q&A

Q2’20 Operating Results

Revenue: NT$5,428.1M (QoQ -2.8%, YoY +10.7%) H1’20: YoY +17.6% Gross Margin: 20.7% (QoQ: -2.0ppts, YoY: + 3.6ppts) OpEX: 7.3% Revenue & Gross Margin 5

Utilization Rate


Testing
Assembly
LCD Driver
Bumping
Overall
Q2'20: 81%
Q1'20: 77%
Q2'19: 69%
Q2'20: 76%
Q1'20: 81%
Q2'19: 75%
Q2'20: 74%
Q1'20: 75%
Q2'19: 81%
Q2'20: 71%
Q1'20: 83%
Q2'19: 70%
Q2'20: 76%
Q1'20: 79%
Q2'19: 75%
100%
90%
80%
70%
60%
50%
71%
74%
75%
75%
70%
75%
74%
76%
79%
76%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

6

ChipMOS

Q2’20 Revenue Breakdown Product Segment Manufacturing Site

Revenue Breakdown － Memory 8 Q2’20: 42.2% (QoQ: -2.7%, YoY: +24.7%)

Revenue Breakdown － DDIC + Gold Bump 9 Q2’20: 46.8% (QoQ: -4.0%, YoY: +0.6%)

Revenue Breakdown － Application 10 DDIC & Gold bump Memory & Mixed-signal Smart Mobile 34.5% TV 20% Computing 13% Auto/Industrial 10.5% Consumer 22% Smart phone Tablet Wearable Content Performance of Q2’20 UHD/4K TV 8K TV OLED TV PC / server SSD In-car infotainment ADAS / sensor industrial PC Game Smart speaker DSC, STB TWS

Q2’20 Financial Results

Consolidated Operating Results Summary Q2'20 Q1'20 Q2'19 (NT$ Millions) Revenue 5,428.1 5,586.8 4,905.3 Profit Attributable to the Company 544.9 712.7 1,274.5999999999999 EPS Attributable to the Company - Basic (NT$) 0.75 0.98 1.75 Earnings per ADS equivalent - Basic (US$)(1) 0.51 0.67 1.19 Depreciation & Amortization 1,047.7 1,004.9 921.3 CapEx 811.4 1,138.2 716.6 EBITDA(2) 1,836.9 1,905 1,373.8 Return on Equity (%)(3) 0.109 0.14299999999999999 0.11600000000000001 Notes： (1) The exchange rate was NT$29.44 against to US$1.00 (2) EBITDA = Operating Profit + Depreciation & Amortization (3) Annualized return on equity to the Company for the quarter

Consolidated Statements of Comprehensive Income Selected Items from Consolidated Statements of Comprehensive Income Q2'20 Q1'20 QoQ Q2'19 YoY (NT$ Millions) Revenue 5,428.1 5,586.8 -2.8% 4,905.3 0.10657859865859387 Gross Profit 1,124.5 1,270.7 -0.11505469426300463 838.3 0.34140522485983538 Gross Margin 0.20699999999999999 0.22700000000000001 -2.0ppts 0.17100000000000001 3.6ppts Operating Expenses -,398.2 -,395.9 -0.6% -,416.6 4.4% Operating Profit 789.2 900.1 -0.1232085323852905 452.5 0.74408839779005542 Operating Profit Margin 0.14499999999999999 0.161 -1.6ppts 9.2% 5.3ppts Non-operating Income (Expenses) -,132.80000000000001 -4.3 -29.88372093023256 917 -1.1448200654307523 Profit Attributable to the Company 544.9 712.7 -0.23544268275571778 1,274.5999999999999 -0.57249333124117374 EPS Attributable to the Company - Basic (NT$) 0.75 0.98 -0.23469387755102045 1.75 -0.5714285714285714 Weighted Average Shares Outstanding (in thousands) - Basic ,727,240 ,727,240 0.0% ,727,032 2.8609469734486304E-4 EPS Attributable to the Company - Diluted (NT$) 0.75 0.97 -0.22680412371134018 1.74 -0.56896551724137923 Weighted Average Shares Outstanding (in thousands) - Diluted ,729,409 ,731,001 -0.2% ,733,661 -0.6%

Consolidated Statements of Financial Position & Key Indices Selected Items from Consolidated Statements of Financial Position Q2'20 Q1'20 Q2'19 4Q16 1Q16 1Q16 (NT$ Millions) Amount % Amount % Amount % Amount % Amount % Current Assets 13,161.5 0.36922899968860373 15,543.1 0.40652454222801115 12,392.3 0.36643986504268422 16,966.7 0.54213637525562375 19,124.599999999999 0.55628888649724106 19,124.599999999999 0.55628888649724106 Non-current Assets 22,484.400000000001 0.63077100031139632 22,691 0.59347545777198896 21,425.8 0.63356013495731578 14,329.3 0.45786362474437625 15,254.3 0.44371111350275899 15,254.3 0.44371111350275899 Total Assets 35,645.9 100.0% 38,234.1 100.0% 33,818.1 100.0% 31,296 100.0% 34,378.899999999994 100.0% 34,378.899999999994 100.0% Current Liabilities 6,037.2 0.16936590182882186 4,510.8 0.11797845378863371 4,810.6000000000004 0.14224926888263978 4,664.5 0.14904460633946831 6,478.9 0.189 6,478.9 0.18845570975220269 Non-current Liabilities 10,044.4 0.28178275762429905 13,412.8 0.35080726367300391 10,323.700000000001 0.30627143748466062 10,358 0.33096881390593047 6,816.7 0.19828150406208461 6,816.7 0.19828150406208461 Total Liabilities 16,081.599999999999 0.45114865945312088 17,923.599999999999 0.46878571746163761 15,134.300000000001 0.4475207063673004 15,022.5 0.48001342024539878 13,295.599999999999 0.38673721381428727 13,295.599999999999 0.38673721381428727 Total Equity 19,564.3 0.54885134054687923 20,310.5 0.53121428253836234 18,683.8 0.55247929363269965 16,273.5 0.51998657975460127 21,083.3 0.61326278618571284 21,083.3 0.61326278618571284 Total Liabilities and Equity 35,645.899999999994 100.0% 38,234.1 100.0% 33,818.1 100.0% 31,296 100.0% 34,378.899999999994 100.0% 34,378.899999999994 100.0% Key Indices A/R Turnover Days 78 75 81 81 78 73 Inventory Turnover Days 50 44 38 50 44 41

Consolidated Statements of Cash Flows H1'20 H1'19 (NT$ Millions) Cash and Cash Equivalents at Beginning of Period 4,704.1000000000004 4,642.5 Net Cash Generated from(used in) Operating Activities 2,777.7 2,440.8000000000002 Net Cash Generated from(used in) Investing Activities -2,036 -1,354.1 Net Cash Generated from(used in) Financing Activities 130.9 -,405.3 Effect of Exchange Rate Change on Cash -3.1 2.5 Cash and Cash Equivalents at End of Period 5,573.5999999999995 5,326.4 Free Cash Flow 1,430.9 1,037.4000000000001

Capital Expenditures & Depreciation CapEX: NT$811.4M Depreciation: NT$1,047.7M

Q3’20 Business Outlook

Remain cautious given uncertain market situation for COVID-19 Memory DRAM: Cloud storage demand remains stable for commodity DRAM, with smartphone weakness impacting Niche DRAM Flash NOR: Helped by 5G and increasing gaming demand NAND: Impacted by weaker demand consumer grade and lower wafer supply DDIC Large panel (TV): Maintain similar momentum from Q2’20 Middle panel (Tablet/NB): Stable demand led by work from home Small panel (Smart phone): Ongoing broader smartphone weakness TDDI: HD grade panel demand increasing in new smartphones OLED (COP): 1H20 driver shipments greater than entire year 2019 Growth to continue into 2H20 Market & Business Outlook

Q&A https://www.chipmos.com